Exhibit 99.7

Intermap Announces $1 Million Program in Malaysia and Business Updates

Continuing long-term work with the Malaysian government

First payment received and deployment begun for the Indonesian mapping program

2024 year-to-date insurance awards reach $1 million, on track for record year

DENVER, March 25, 2024 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced a $1 million program in Malaysia, an update on its Indonesian mapping program and strong growth in its global insurance business.

Enhancing Water Resources Management in Malaysia

Intermap won a $1 million contract in Malaysia to enhance water resources management. This award exemplifies how Intermap’s geospatial technology, which incorporates advanced AI/ML-driven automation, is used to commercialize evolving solutions to environmental challenges. By helping the Malaysian government exploit its investment in national geospatial infrastructure, Intermap is extending the value and versatility of Malaysia’s new Intermap-created IFSAR data archive, which is applicable for governments across the region. Leveraging IRISTM technology and application layers to update currency and rapidly integrate tailored hydrological datasets, including rivers, canals and drainages, stakeholders gain unprecedented insights into the complex dynamics of water flow, terrain morphology and flood risk assessment. Intermap has earned more than $15 million under Malaysia’s current basemap program and expects awards to continue as post-COVID budgets reallocate discretionary resources back towards these urgent strategic requirements.

“Our partnership with the Malaysian government and business community underscores Intermap’s commitment to leveraging our unique technology to address critical environmental challenges,” said Patrick A. Blott, Intermap Chairman and CEO. “This represents a further endorsement of our business model, which leverages our application layers to provide actionable data as a service, enabling governments to commercialize their investments across new use cases.”

One of the key advantages of Intermap’s DEMs lies in their dynamic nature, where they are continually updated through multiple source inputs. Our elevation models are regularly updated using patented AI/ML-driven processes to reflect real-time changes in terrain and land cover, ensuring decision makers have access to the most accurate and current information for informed planning and response efforts. Recognizing the importance of capacity building, Intermap and its local partner, Antaragrafik Solutions Sdn Bhd, will provide comprehensive training sessions to key government officials involved in remote sensing, mapping and water resources management. These tailored programs aim to equip participants with the necessary skills and knowledge to effectively utilize the new and improved geospatial resources in their decision-making processes.

Indonesian Mapping Program Underway with First Milestones Complete

Intermap has received the first payment for the Indonesian mapping program and has made significant progress in project preparations and deployment. Collaborating with government officials and key business partners, the program is now underway to capture and analyze intricate geospatial data, promising valuable insights for sustainable development and resource management in the region. Official kickoff meetings with government representatives and business partners have set the stage for mapping Sulawesi’s diverse landscape, representing 10% of the country’s land area.

“This program marks a pivotal moment in our commitment to providing Indonesia with a national basemap to specifications suitable for commercial applications,” said Mr. Blott. “Through cutting-edge technology, meticulous planning and strategic partnerships, we are laying the groundwork for a successful execution of this first phase and a seamless transition to the next phase of mapping the rest of the country. The result will be a national digital infrastructure that drives economic growth by providing interoperable precision elevation data supported by relevant and proven application layers for it to be successfully commercialized.”

To empower local communities and foster commercialization of geospatial data, Intermap is conducting in-country training with Indonesian personnel on data usage. Designed to equip participants with essential skills and knowledge, the training underscores the Company’s commitment to building capacity and driving sustainable development at the grassroots level in Indonesia. Building on this foundation, Intermap is working to secure additional contracts and expand its presence in the region where it enjoys a distinct competitive advantage because of its unique mapping technology.

Global Insurance Business Starts 2024 With Strong Growth

Intermap’s global insurance business is off to a strong start in 2024 with awards reaching $1 million from a new client subscription and multiple renewals.

Driven by demand related to climate change and other factors, the Company’s analytics address the highest combined ratio available in the insurance industry, resulting in growing demand for Intermap’s proven underwriting software and tailored global geospatial data. During 2023, Intermap leveraged proprietary AI/ML advancements, funded in part through its important U.S. government development contracts, to continue to make its geospatial data available to expanding commercial use cases. By making greater volumes of relevant data accessible with low latency to new and frequently non-expert users, Intermap expanded its gross margins, with average subscription size rising by 50% since 2020 and user data volumes increasing by 59% over the course of 2023, with no customer attrition. This rapid topline and bottom-line growth highlights how geospatial intelligence is commercialized by Intermap to measure profitable risk in critical markets plagued by rising uncertainty.

“Our insurance business is off to a strong start in 2024,” said Mr. Blott. “In the last 12 months, 87% of total insurance business was generated by recurring subscriptions to our risk assessment software. In Europe, we are expanding relationships with current clients to offer our solutions wherever they operate. We are projecting our insurance business to continue growing at a CAGR of more than 20% over the next few years.”

Intermap’s audited annual financial statements for the year ended December 31, 2023, the annual management discussion and analysis for the corresponding period, related management certifications of annual filings and its annual information form will be filed and available on SEDAR+ at www.sedarplus.ca on April 1, 2024.

Learn more about Intermap’s government solutions at intermap.com/collection.

Learn more about the Indonesian mapping program at intermap.com/indonesian-mapping-program.

Learn more about Intermap’s global insurance solutions at intermap.com/insurance.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth and run-rate, constitutes forward- looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CEO@intermap.com

+1 (303) 708-0955